FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        July  2006

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   July 12, 2006

MIRAMAR MINING CORPORATION Suite 300 – 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

July 12, 2006	NEWS RELEASE 06–14	MAE – TSX MNG – AMEX

Miramar Mining Closes Cdn. $80 Million Offering

VANCOUVER – Miramar Mining Corporation announced today that it has closed its previously-announced public offering of 19,200,000 common shares at the purchase price of Cdn. $4.17 per share for gross proceeds of Cdn. $80,064,000, through a syndicate of underwriters. Miramar plans to use the net proceeds of this financing towards advancement of the Hope Bay Project and for general corporate purposes.

Miramar has also agreed to grant the underwriters an over-allotment option, exercisable at any time, in whole or in part, for a period of 30 days following the closing of the offering, to purchase up to an additional 2,880,000 common shares at a price of Cdn. $4.17 per share. If the underwriters fully exercise the over-allotment option, Miramar will receive additional gross proceeds of Cdn. $12,009,600.

A copy of the final short form prospectus may be obtained from BMO Capital Markets – in Canada, call Del Raposo at 416-363-6996, Ext. 224; in the U.S., contact BMO Capital Markets, 3 Times Square, 27th Floor, New York, New York, 10036, Attn: Catherine Cruz, Tel: 212-702-1969, Fax: 212-702-1933.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

About Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project in Nunavut, Canada.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572     Fax:  (604) 980-0731
Toll Free:   1-800-663-8780
Email:    info@miramarmining.com

MIRAMAR MINING CORPORATION Suite 300 – 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

July 12, 2006	NEWS RELEASE 06–15	MAE – TSX MNG – AMEX

Miramar Completes Cdn$15 Million Private Placement
— Continued Funding for Resource Expansion and other Programs at Hope Bay in 2006 —

VANCOUVER — Miramar Mining Corporation (MAE-TSE) today announced completion of the previously announced underwritten flow-through private placement financing. Through a syndicate of Canadian investment dealers, Miramar has completed the sale of 2,900,000 flow-through common shares at a price of $5.20 per share to raise gross proceeds of $15,080,000.

The company plans to use the gross proceeds from the Flow-through Private Placement along with approximately $15 million of flow through proceeds raised last year to fund the remaining components of the $30 million 2006 work program at Hope Bay and exploration programs planned for 2007.

“The positive exploration results we’ve had at Hope Bay this year, particularly at Madrid have encouraged us to accelerate our exploration activities. These objectives are aimed at upgrading the category of resources at the existing deposits at Hope Bay to enable us to advance towards our phase two development concepts for Hope Bay.” said Tony Walsh, Miramar’s President and CEO.

In consideration for their services, the Company paid a five percent cash commission to the Canadian investment dealers who sold the offering.

The gross proceeds of the sale of the flow-through shares are to be used to incur Canadian Exploration Expenditures on the Company’s projects in Nunavut by December 31, 2007.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and may not be offered or sold in the United States or to U.S. persons without registration unless and exemption from registration is available. This news release does not constitute an offer for sale of securities in the United States.

Additional Information

All dollar amounts referred to herein are expressed in Canadian dollars.

Forward Looking Statements

Statements relating to the use of proceeds for the Hope Bay project and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and include the use of proceeds for the planned exploration programs for Hope Bay. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: fluctuations in gold prices; changes in planned work resulting from weather, logistical, technical or other factors that any delay Canadian Exploration Expenditures on the Hope Bay project; and other risks and uncertainties, including those described in this press release and Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports of 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572     Fax:  (604) 980-0731
Toll Free:   1-800-663-8780
Email:    info@miramarmining.com